GENON ENERGY, INC.
1601 Bryan Street, Suite 2200
Dallas, Texas 75201

December 11, 2018

Via E-Mail and EDGAR Submission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Scott Anderegg
Office of Consumer Products

Re:	GenOn Energy, Inc. and Co-Applicants
Application for Qualification of Indenture on Form T-3
With Respect to Floating Rate Senior Secured Second Lien Notes Due 2023
File No. 022-29066

Ladies and Gentlemen:

On December 7, 2018, GenOn Energy, Inc. (the “Company”) and the Co-Applicants to the Application for Qualification of Indenture on Form T-3 with respect to Floating Rate Senior Secured Second Lien Notes Due 2023, originally filed on October 26, 2018 (File No. 022-29066) (as amended) (the “Form T-3”), requested acceleration of the effective date and time of the Form T-3 to Tuesday, December 11, 2018, or as soon as possible thereafter.  The Company and Co-Applicants hereby withdraw such request until further notice.

Please contact Paul Zier of Kirkland & Ellis LLP at (312) 862-2180, as soon as the Form T-3 has been declared effective, or if you have any other questions or concerns regarding this matter.

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Sincerely,

GENON ENERGY, INC.

By:	/s/ Mark A. McFarland
Name:	Mark A. McFarland
Title:	Chief Executive Officer

cc:	Paul Zier
Kirkland & Ellis LLP